

Pricing Supplement
to Prospectus dated March 22, 2012

ELEMENTS℠
Linked to the S&P Commodity Trends Indicator – Total Return due June 16, 2023

The ELEMENTS℠ Linked to the S&P Commodity Trends Indicator – Total Return due June 16, 2023 (the "Securities") do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon repurchase by HSBC USA Inc. based on the performance of the S&P Commodity Trends Indicator – Total Return, less an investor fee. The terms and conditions relating to the offerings set forth in this pricing supplement shall supersede the terms and conditions set forth in two other pricing supplements dated June 10, 2008 and April 9, 2009 relating to the same offering previously filed with the Securities and Exchange Commission. The principal terms of the Securities are as follows:

Issuer: HSBC USA Inc. ("HSBC USA"). **CUSIP Number**: 4042EP 602

Underlying Index: The return on the Securities is linked to the performance of the S&P Commodity Trends Indicator — Total Return (Bloomberg symbol: SPTICTR) (the "Index"). The Index is designed to apply a long/short strategy to six commodity sectors comprised of sixteen traditional, physical commodity futures contracts. The Index is a total return index designed to reflect the performance of a fully collateralized investment in the futures contracts.

Payment at Maturity: If your Securities have not previously been repurchased by HSBC USA, at maturity you will receive a cash payment equal to the principal amount of your Securities times the index factor on the final valuation date times the fee factor on the final valuation date.

Secondary Market: The Securities that have been sold in previous issuances are listed, and we intend to list the Securities offered hereby, on NYSE Arca under the ticker symbol "LSC". If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Repurchase of the Securities at Your Option: Subject to the requirements described below, you may offer $2,500,000 stated principal amount (250,000 Securities) or more of your Securities to HSBC USA for repurchase on any business day during the term of the Securities until on May 25, 2023. If you elect to offer your Securities for repurchase, and the requirements for acceptance by HSBC USA are met, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date.

Repurchase of the Securities at Our Option: We will have the right to repurchase the Securities in whole but not in part on any business day during the term of the Securities if, at any time, the aggregate principal amount of the Securities outstanding is $5,000,000 (500,000 Securities) or less. Upon such repurchase, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date.

Repurchase Mechanics: *Repurchase at Your Option:* You may offer your Securities to HSBC USA for repurchase on any business day during the term of the Securities. To offer your Securities for repurchase, you and your broker must deliver an irrevocable offer for repurchase to HSBC USA no later than 5:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date and follow the procedures set forth under "Specific Terms of the Securities — Repurchase Procedures." If you fail to comply with these procedures, your offer will be deemed ineffective and HSBC USA will not be obligated to repurchase your Securities. Also, unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023. *Repurchase at Our Option:* If we exercise our right to repurchase the Securities, we will deliver an irrevocable call notice to The Depository Trust Company ("DTC") (the holder of the global note). The business day immediately succeeding the date the irrevocable call notice was delivered to DTC shall be the valuation date applicable to such repurchase, subject to postponement due to the occurrence of a market disruption event.

Valuation Date: Valuation date means each trading day from June 18, 2008 to June 12, 2023 inclusive. We refer to June 12, 2023, as the "final valuation date." If there is a market disruption event occurring on a valuation date, such valuation date, including the final valuation date, may be postponed as provided herein.

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HSBC Securities (USA) Inc.

Pricing Supplement dated March 22, 2012

(continued from previous page)

Repurchase Date: A repurchase date is the third business day following a valuation date. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023.

Inception Date: June 10, 2008.

Initial Settlement Date: June 16, 2008.

Index Factor: The index factor on any given day, other than the final valuation date, will be equal to the closing level of the Index on that day divided by the initial index level. The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date divided by the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 2,089.69.

Fee Factor: The fee factor is equal to one minus the aggregate investor fee, which is the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date divided by 365. The annual investor fee is equal to 0.75%.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by HSBC USA, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the principal amount of your investment at maturity or upon repurchase. If the level of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase by HSBC USA.

Trading Day: A trading day is a day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, NYSE Arca and the Nasdaq Stock Market and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Business Day: A business day is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

You may lose some or all of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-12 of this pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. **Any representation to the contrary is a criminal offense.**

We sold a portion of the Securities on the inception date through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and Nuveen Investments LLC ("Nuveen Investments") and through one or more dealers purchasing as principals through MLPF&S and Nuveen at 100% of their stated principal amount of $10.00 each. Additional Securities have been offered and sold and may be offered and sold from time to time through the agent named below and one or more dealers. We will receive proceeds equal to 100% of the offering price of Securities we issue and sell after the inception date.

The agent named on the cover of this pricing supplement and any dealer in any subsequent distribution are expected to charge normal commissions for the purchase of the Securities. MLPF&S, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), will receive a portion of the investor fee. Please see "Supplemental Plan of Distribution" in this pricing supplement for more information.

Delivery of the Securities in book-entry form only will be made through DTC. The Securities will be issued in minimum denominations of $10 and integral multiples of $10 in excess of that amount.

In this pricing supplement, "**we**," "**us**" and "**our**" refer to HSBC USA Inc.

TABLE OF CONTENTS

Page

PRICING SUPPLEMENT

SUMMARY

The following is a summary of terms of the ELEMENTS^{SM} Linked to the S&P Commodity Trends Indicator – Total Return due June 16, 2023 (the "Securities"), as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus. References to the "prospectus" mean our accompanying prospectus, dated March 22, 2012.

We may, without providing you notice or obtaining your consent, create and issue securities in addition to those offered by this pricing supplement having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single class with the outstanding Securities.

This section summarizes the following aspects of the Securities:

- What are the Securities and how do they work?

- What is the Index and what does it measure?

- Will I receive interest on the Securities?

- How do you sell your Securities?

- How do you offer your Securities for repurchase by HSBC USA?

- What are some of the risks of the Securities?

- Is this the right investment for you?

- How has the Index performed historically?

- What are the tax consequences of an investment in the Securities?

- How does the Calculation Agent calculate the payment on the Securities?

What Are the Securities and How Do They Work?

The ELEMENTS Linked to the S&P Commodity Trends Indicator — Total Return due June 16, 2023 (the "Securities") are senior unsecured obligations of HSBC USA Inc. ("HSBC USA"), whose return is based upon the performance of the S&P Commodity Trends Indicator — Total Return (the "Index"). The Securities are not principal protected and, consequently, the return of the principal amount of your investment at maturity is not guaranteed. **Furthermore, we will not pay you interest during the term of the Securities.**

Unless your Securities have been previously repurchased by us, either at your election or at ours, the Securities will mature on June 16, 2023 and no interest will be paid prior to that date. Further details on the conditions and the procedures applicable to any such repurchase are set forth in this pricing supplement.

Payment at Maturity

If your Securities have not been previously repurchased by HSBC USA, at maturity you will receive a cash payment in an amount equal to the principal amount of your Securities *times* the index factor determined on the final valuation date *times* the fee factor on the final valuation date.

The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days immediately prior to and including the final valuation date (the "calculation period") *divided* by the initial index level.

The initial index level is 2,089.69, the closing level of the Index on the inception date.

If a market disruption event occurs and is occurring during the calculation period, the level of the Index for such trading day on which the market disruption event occurred will be calculated by reference to the values of the Index Components (as defined below) unaffected by the market disruption event on the scheduled trading days during the calculation period and by reference to the values of the affected Index Components on the trading days during the calculation period on which there is no market disruption event occurring. If a market disruption event occurs or is occurring on the final valuation date, the Calculation Agent (as defined below) will postpone, for up to five scheduled trading days, the final valuation date until the next trading day when there is no market disruption event occurring with respect to such affected Index Component. A "scheduled trading day" is any day that, but for the occurrence of a market disruption event, would have otherwise been a trading day. If the final valuation date is postponed due to a market disruption event, the maturity date will also be postponed by an equal number of business days up to five business days.

For more information on market disruption events and their effect on the calculation of the payment you will receive at maturity, see "Specific Terms of the Securities — Market Disruption Events" and " — Payment at Maturity" in this pricing supplement.

The fee factor is equal to one minus the aggregate investor fee, which is the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date *divided* by 365.

Because the aggregate investor fee reduces the amount of your return at maturity or upon repurchase by HSBC USA, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the principal amount of your investment at maturity or upon repurchase by HSBC USA. If the level of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase by HSBC USA.

The annual investor fee is equal to 0.75%.

Payment upon Repurchase

We have the right to repurchase the Securities in whole and not in part on any business day during the term of the Securities if, at any time, the aggregate principal amount of the Securities outstanding is $5,000,000 (500,000 Securities) or less (such right being commonly known as a "clean-up" call). If we exercise our right to repurchase the Securities, we will deliver an irrevocable call notice to The Depository Trust Company ("DTC"). The business day immediately succeeding the date the irrevocable call notice was delivered to DTC shall be the valuation date applicable to such repurchase, subject to postponement due to the occurrence of a market disruption event.

At your election you may, subject to certain restrictions, offer your Securities for repurchase by HSBC USA on any business day during the term of the Securities until May 25, 2023, provided that you offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) for repurchase and follow the procedures as described below.

If you choose to offer your Securities for repurchase or they are repurchased at our option, you will receive a cash payment on the repurchase date in an amount equal to the daily repurchase value, which is the principal amount of your Securities *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date.

The index factor on any valuation date, other than the final valuation date, will be equal to the closing level of the Index on that valuation date *divided* by the initial index level.

A repurchase date is the third business day following a valuation date. A valuation date is each trading day from June 18, 2008 to June 12, 2023 inclusive. Unless your scheduled repurchase date is postponed due to a market disruption event, the final day on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023. A valuation date may be postponed due to a market disruption event up to four scheduled trading days. If postponement of a valuation date due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption event, for up to four scheduled trading days. If a valuation date is postponed, the corresponding repurchase date will also be postponed so that such repurchase date occurs on the third business day following the valuation date as postponed. For more information on market disruption events and their effect on the calculation of the payment that you will receive upon repurchase, see "Specific Terms of the Securities — Market Disruption Events" and " — Payment Upon Repurchase" in this pricing supplement.

For a further description of how your payment at maturity will be calculated, see " — How Does the Calculation Agent Calculate the Payment on the Securities? — Hypothetical Examples" below and "Specific Terms of the Securities" in this pricing supplement.

The Securities will be issued in denominations of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Securities in the form of a global certificate, which will be held by DTC or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Securities by individual investors. Account holders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Securities through the accounts those systems maintain with DTC. You should refer to the section "Book-Entry Procedures" in the accompanying prospectus.

What Is the Index and What Does It Measure?

The Index (Bloomberg symbol: SPTICTR) is constructed, calculated and maintained by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") pursuant to a licensing agreement with Alpha Financial Technologies, LLC ("AFT"). Standard & Poor's has been calculating and maintaining the Index since December 31, 2003. The Index is designed to apply a long/short strategy to six commodity sectors comprised of sixteen traditional, physical commodity futures contracts (the "Index Components"). The Index is a total return index designed to reflect the performance of a fully collateralized investment in the Index Components. The Index Components are grouped into six sectors and each sector, except the energy sector and softs sector, is represented on either a "long" or "short" basis, depending on recent price trends of that sector. The energy sector is represented on either a "long" or "flat" basis, and each Index Component within the softs sector is represented on either a "long" or short" basis separately rather than in the aggregate as a single sector. The position of each sector (or in the case of the softs sector, each Index Component) is determined by comparing the current sector price to a moving exponential average. The sectors are rebalanced on a monthly basis and the Index Components contained in the sectors are rebalanced annually (except for the Index Components within the softs sector, which are rebalanced monthly). For further information regarding the Index, please see the section entitled "The Index" in this pricing supplement.

Will I Receive Interest on the Securities?

No. We will not make any periodic payments of interest or any other payments on the Securities during the term of the Securities. Unless you elect to have your Securities repurchased by HSBC USA, you will not receive any payments on the Securities prior to maturity of the Securities.

How Do You Sell Your Securities?

We have listed the Securities sold in previous issuances, and intend to list the Securities offered hereby, on NYSE Arca. If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

How Do You Offer Your Securities for Repurchase by HSBC USA?

If you wish to offer your Securities to HSBC USA for repurchase, you and your broker must follow the following procedures:

- your broker must deliver a completed irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to HSBC USA by 5:00 p.m., New York City time, on the business day immediately preceding the valuation date prior to the applicable repurchase date. One portion of the Offer for Repurchase must be completed by you as beneficial owner of the Securities and the other portion must be completed by your broker. You must offer $2,500,000 stated principal amount or more of your Securities (250,000

Securities) for repurchase by HSBC USA on any business day. HSBC USA must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade, facing HSBC USA, with respect to your Securities on the applicable valuation date at a price equal to the applicable daily repurchase value; and

- your broker must cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable repurchase date (the third business day following the valuation date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If HSBC USA does not receive the irrevocable Offer for Repurchase from your broker by 5:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your notice will not be effective and we will not accept your offer to repurchase your Securities on the applicable repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable.

What Are Some of the Risks of the Securities?

An investment in the Securities involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement and the accompanying prospectus.

- **Uncertain Principal Repayment** — Your principal is not protected. If the level of the Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your Securities, you will receive less, and possibly significantly less, than your original investment in the Securities.

- **No Interest Payments** — You will not receive any periodic interest payments on the Securities.

- **Commodity Market Risk** — The return on the Securities is linked to the performance of the Index, which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably, affecting the value of the Index Components and, consequently, the value of your Securities in unforeseeable ways.

- **A Trading Market for the Securities May Not Develop** — Although we have listed the Securities sold in previous issuances, and intend to list the Securities offered hereby, on NYSE Arca, a trading market for your Securities may not develop. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.

- **Restrictions on Repurchases by HSBC USA**—You must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to HSBC USA for your offer for repurchase to be considered.

- **Your Offer for Repurchase Is Irrevocable** — You will not be able to rescind your offer for repurchase after it is received by HSBC USA, so you will be exposed to market risk in the event market conditions change after HSBC USA receives your offer.

- **Uncertain Tax Treatment** — Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, the tax consequences described in this pricing supplement. We intend to treat the Securities as prepaid, cash-settled financial contracts, with respect to the Index, that are eligible for open transaction treatment for U.S. federal income tax purposes. However, you should note that the IRS and the U.S. Treasury Department have announced a review of the tax treatment of prepaid forward contracts and legislation has been introduced in the United States Congress that would require current accrual of interest income on prepaid forward contracts.

- **Call Feature** — Your Securities may be repurchased if the aggregate principal amount of the Securities outstanding is $5,000,000 (500,000 Securities) or less.

Is this the Right Investment for You?

The Securities may be a suitable investment for you if:

- You seek an investment with a return linked to the performance of the Index.

- You believe the level of the Index will increase by an amount sufficient to offset the aggregate investor fee and to provide you with a satisfactory return on your investment during the term of the Securities.

- You are willing to accept the risk of fluctuations in the level of the Index.

- You do not seek current income from this investment.

The Securities may not be a suitable investment for you if:

- You are not willing to be exposed to fluctuations in the level of the Index.

- You seek a guaranteed return of principal.

- You believe the level of the Index will decrease or will not increase by an amount sufficient to offset the aggregate investor fee during the term of the Securities.

- You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

- You seek current income from your investment.

How Has the Index Performed Historically?

We have provided a table and a graph showing the month-end closing levels of the Index for each month from January 2007 through February 2012.

We have also provided additional graphs comparing the Index to the Dow Jones — UBS Total Return Index from January 1991 through February 2012 using actual historical and hypothetical historical data. You can find this information in the section "The Index — Historical Data" in this Pricing Supplement. We have provided this historical information to help you evaluate the behavior of the Index in recent years. However, past performance is not indicative of how the Index will perform in the future. You should also refer to the section "Risk Factors — The Index has Limited History to Consider for Making an Independent Assessment of its Performance" in this Pricing Supplement.

What Are the Tax Consequences of an Investment in the Securities?

Please refer to "U.S. Federal Income Tax Considerations" in this pricing supplement for a discussion of the U.S. federal income tax considerations relating to an investment in the Securities.

How Does the Calculation Agent Calculate the Payment on the Securities?

HSBC Securities (USA) Inc. will serve as calculation agent (the "Calculation Agent") for the Securities. Set forth below is an explanation of the steps the Calculation Agent will take to calculate the payment on the Securities at maturity or upon repurchase by HSBC USA.

Step 1: Calculate the Fee Factor

The fee factor is equal to one minus the aggregate investor fee, which is the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date *divided by* 365. The annual investor fee is equal to 0.75%.

Step 2: Calculate the Index Factor

The index factor on any valuation date, other than the final valuation date, will equal the closing level of the Index on that day *divided by* the initial index level. The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 2,089.69.

Step 3: Calculate the Payment

You will receive a cash payment at maturity or upon repurchase by HSBC USA, as applicable, equal to the principal amount of your Securities *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by HSBC USA, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the **principal amount of your investment at maturity or upon repurchase of your Securities by HSBC USA**. **If the level of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase of your Securities by HSBC USA.**

Hypothetical Examples

The following examples show how the Securities would perform in hypothetical circumstances. We have included two examples in which the Index has increased by approximately 450% at maturity, as well as two examples in which the Index has decreased by approximately 50% at maturity. These examples highlight the behavior of the indicative value in different circumstances. The figures in these examples have been rounded for convenience. Figures for year 15 are as of the final valuation date, and, given the indicated assumptions, a holder would receive a payment at maturity as indicated in column F, according to the indicated formula.

Example 1. Assumptions: This example assumes that the Index has increased by approximately 450%.

Annual Investor Fee	Days	Principal Amount	Initial Index Level
0.75%	365	$10.00	2,089.69

N = the actual number of days elapsed from the inception date to and including the applicable valuation date. For purposes of the calculation in this table, each year is assumed to have 365 days.

A	B	C	D	E	F	G	H
Year	Index Level	Index Factor	Aggregate Investor Fee	Fee Factor	Indicative Value	Annualized Index Return	Annualized Product Return
A	*B*	*B/Initial Index Level*	*.75% * (N/365)*	*1 – D*	*Principal * C * E*		
0	2,089.69	1.00	0.00%	100.00%	$10.00		
1	1,985.21	0.95	0.75%	99.25%	$9.43	-5.00%	-5.71%
2	1,567.27	0.75	1.50%	98.50%	$7.39	-13.40%	-14.05%
3	2,361.35	1.13	2.25%	97.75%	$11.05	4.16%	3.37%
4	3,134.54	1.50	3.00%	97.00%	$14.55	10.67%	9.83%
5	1,943.41	0.93	3.75%	96.25%	$8.95	-1.44%	-2.19%
6	2,361.35	1.13	4.50%	95.50%	$10.79	2.06%	1.28%
7	2,925.57	1.40	5.25%	94.75%	$13.27	4.92%	4.12%
8	3,656.96	1.75	6.00%	94.00%	$16.45	7.25%	6.42%
9	3,677.85	1.76	6.75%	93.25%	$16.41	6.48%	5.66%
10	4,179.38	2.00	7.50%	92.50%	$18.50	7.18%	6.35%
11	5,224.23	2.50	8.25%	91.75%	$22.94	8.69%	7.84%
12	5,746.65	2.75	9.00%	91.00%	$25.03	8.80%	7.94%
13	6,269.07	3.00	9.75%	90.25%	$27.08	8.82%	7.96%
14	8,881.18	4.25	10.50%	89.50%	$38.04	10.89%	10.01%
15	11,493.30	5.50	11.25%	88.75%	$48.81	12.04%	11.15%

Hypothetical Examples

Example 2. Assumptions: This example assumes that the Index has increased by approximately 450%, but at a different rate of increase than in Example 1.

Annual Investor Fee	Days	Principal Amount	Initial Index Level
0.75%	365	$10.00	2,089.69

N = the actual number of days elapsed from the inception date to and including the applicable valuation date. For purposes of the calculation in this table, each year is assumed to have 365 days.

A	B	C	D	E	F	G	H
Year	Index Level	Index Factor	Aggregate Investor Fee	Fee Factor	Indicative Value	Annualized Index Return	Annualized Product Return
A	*B*	*B/Initial Index Level*	*.75% * (N/365)*	*1 – D*	*Principal * C * E*		
0	2,089.69	1.00	0.00%	100.00%	$10.00		
1	1,985.21	0.95	0.75%	99.25%	$9.43	-5.00%	-5.71%
2	2,068.79	0.99	1.50%	98.50%	$9.75	-0.50%	-1.25%
3	3,071.84	1.47	2.25%	97.75%	$14.37	13.70%	12.84%
4	2,089.69	1.00	3.00%	97.00%	$9.70	0.00%	-0.76%
5	1,838.93	0.88	3.75%	96.25%	$8.47	-2.52%	-3.27%
6	2,068.79	0.99	4.50%	95.50%	$9.45	-0.17%	-0.93%
7	3,134.54	1.50	5.25%	94.75%	$14.21	5.96%	5.15%
8	3,134.54	1.50	6.00%	94.00%	$14.10	5.20%	4.39%
9	4,179.38	2.00	6.75%	93.25%	$18.65	8.01%	7.17%
10	5,809.34	2.78	7.50%	92.50%	$25.72	10.77%	9.91%
11	6,519.83	3.12	8.25%	91.75%	$28.63	10.90%	10.03%
12	6,269.07	3.00	9.00%	91.00%	$27.30	9.59%	8.73%
13	6,687.01	3.20	9.75%	90.25%	$28.88	9.36%	8.50%
14	8,881.18	4.25	10.50%	89.50%	$38.04	10.89%	10.01%
15	11,493.30	5.50	11.25%	88.75%	$48.81	12.04%	11.15%

Hypothetical Examples

Example 3. Assumptions: This example assumes that the Index has decreased by approximately 50%.

Annual Investor Fee	Days	Principal Amount	Initial Index Level
0.75%	365	$10.00	2,089.69

N = the actual number of days elapsed from the inception date to and including the applicable valuation date. For purposes of the calculation in this table, each year is assumed to have 365 days.

A	B	C	D	E	F	G	H
Year	Index Level	Index Factor	Aggregate Investor Fee	Fee Factor	Indicative Value	Annualized Index Return	Annualized Product Return
A	*B*	*B/Initial Index Level*	*.75% * (N/365)*	*1 – D*	*Principal * C * E*		
0	2,089.69	1.00	0.00%	100.00%	$10.00		
1	1,985.21	0.95	0.75%	99.25%	$9.43	-5.00%	-5.71%
2	1,671.75	0.80	1.50%	98.50%	$7.88	-10.56%	-11.23%
3	2,152.38	1.03	2.25%	97.75%	$10.07	0.99%	0.23%
4	3,030.05	1.45	3.00%	97.00%	$14.07	9.73%	8.90%
5	3,907.72	1.87	3.75%	96.25%	$18.00	13.34%	12.47%
6	4,179.38	2.00	4.50%	95.50%	$19.10	12.25%	11.39%
7	5,224.23	2.50	5.25%	94.75%	$23.69	13.99%	13.11%
8	5,746.65	2.75	6.00%	94.00%	$25.85	13.48%	12.60%
9	4,179.38	2.00	6.75%	93.25%	$18.65	8.01%	7.17%
10	3,218.12	1.54	7.50%	92.50%	$14.25	4.41%	3.60%
11	2,570.32	1.23	8.25%	91.75%	$11.29	1.90%	1.11%
12	3,656.96	1.75	9.00%	91.00%	$15.93	4.77%	3.95%
13	2,988.26	1.43	9.75%	90.25%	$12.91	2.79%	1.98%
14	2,068.79	0.99	10.50%	89.50%	$8.86	-0.07%	-0.86%
15	1,044.85	0.50	11.25%	88.75%	$4.44	-4.52%	-5.27%

Hypothetical Examples

Example 4. Assumptions: This example assumes that the Index has decreased by approximately 50%, but at a different rate of decrease than in Example 3.

Annual Investor Fee	Days	Principal Amount	Initial Index Level
0.75%	365	$10.00	2,089.69

N = the actual number of days elapsed from the inception date to and including the applicable valuation date. For purposes of the calculation in this table, each year is assumed to have 365 days.

A	B	C	D	E	F	G	H
Year	Index Level	Index Factor	Aggregate Investor Fee	Fee Factor	Indicative Value	Annualized Index Return	Annualized Product Return
A	*B*	*B/Initial Index Level*	*.75% * (N/365)*	*1 – D*	*Principal * C * E*		
0	2,089.69	1.00	0.00%	100.00%	$10.00		
1	1,985.21	0.95	0.75%	99.25%	$9.43	-5.00%	-5.71%
2	2,089.69	1.00	1.50%	98.50%	$9.85	0.00%	-0.75%
3	2,444.94	1.17	2.25%	97.75%	$11.44	5.37%	4.58%
4	3,907.72	1.87	3.00%	97.00%	$18.14	16.94%	16.05%
5	3,761.44	1.80	3.75%	96.25%	$17.33	12.47%	11.62%
6	3,740.55	1.79	4.50%	95.50%	$17.09	10.19%	9.35%
7	2,800.18	1.34	5.25%	94.75%	$12.70	4.27%	3.47%
8	2,862.88	1.37	6.00%	94.00%	$12.88	4.01%	3.21%
9	2,507.63	1.20	6.75%	93.25%	$11.19	2.05%	1.26%
10	2,340.45	1.12	7.50%	92.50%	$10.36	1.14%	0.35%
11	2,089.69	1.00	8.25%	91.75%	$9.18	0.00%	-0.78%
12	1,838.93	0.88	9.00%	91.00%	$8.01	-1.06%	-1.83%
13	1,671.75	0.80	9.75%	90.25%	$7.22	-1.70%	-2.47%
14	1,504.58	0.72	10.50%	89.50%	$6.44	-2.32%	-3.09%
15	1,044.85	0.50	11.25%	88.75%	$4.44	-4.52%	-5.27%

RISK FACTORS

The Securities are senior unsecured obligations of HSBC USA Inc. The Securities are riskier than ordinary unsecured debt securities. The return on the Securities is linked to the performance of the Index. Investing in the Securities is not equivalent to investing directly in the Index Components or the Index itself. See "The Index" below, for more information.

This section describes the most significant risks relating to an investment in the Securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus before investing in the Securities.**

The Securities Are Not Principal Protected and You May Lose All or a Significant Portion of Your Investment in the Securities

An investment in the Securities is not principal protected and you may receive less, and possibly significantly less, at maturity or upon repurchase than the amount you originally invested. Our cash payment on your Securities at maturity or upon repurchase will be based primarily on any increase or decrease in the level of the Index. You may lose all or a significant amount of your investment in the Securities if the level of the Index decreases substantially.

Even if the Level of the Index at Maturity or upon Repurchase by HSBC USA Exceeds the Initial Index Level, You May Receive Less Than the Principal Amount of Your Securities

Because the investor fee reduces the amount of your return at maturity or upon repurchase by HSBC USA, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the principal amount of your investment at maturity or upon repurchase of your Securities by HSBC USA. If the level of the Index decreases or does not increase sufficiently to offset the impact of the investor fee, you will receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase of your Securities by HSBC USA.

You Will Not Benefit from Any Increase in the Level of the Index if Such Increase Is Not Reflected in the Level of the Index on the Applicable Valuation Date

Increases in the level of the Index during the term of the Securities but before the applicable valuation date (including the final valuation date) are not considered in the calculation of the payment due to you at maturity or upon repurchase of your Securities. The Calculation Agent will determine the payment amount by comparing the initial index level only with the closing level of the Index on the applicable valuation date (or, in the case of the final valuation date, with the average of the closing levels of the Index on the five trading days prior to and including the final valuation date). No other closing level of the Index will be taken into account.

If the closing level of the Index on the applicable valuation date (or the average of the closing levels on the five trading days prior to and including the final valuation date) does not reflect an increase from the initial index level sufficient to offset the impact of the investor fee between the inception date and the applicable valuation date (including the final valuation date), we will pay you less, and possibly significantly less, than the principal amount of your Securities at maturity or upon repurchase by HSBC USA. This will be true even if the level of the Index as of a particular date or dates prior to the applicable valuation date (including the final valuation date) would have been high enough to offset the impact of the investor fee.

In addition, because the index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date divided by the initial index level, the index factor on the final valuation date could be lower than the closing level of the Index on that day divided by the initial index level.

There Are Restrictions on the Minimum Number of Securities You May Offer to HSBC USA for Repurchase

HSBC USA will repurchase your Securities at your election only if you are offering at least $2,500,000 stated principal amount of Securities (250,000 Securities) for any single repurchase and you have followed the procedures for repurchase detailed herein. The minimum repurchase amount of $2,500,000 stated principal amount of Securities (250,000 Securities) and the procedures involved in the offer of any repurchase represent substantial restrictions on your ability to cause HSBC USA to repurchase your Securities. If you own Securities with an aggregate stated principal amount of less than $2,500,000, you will not be able to cause HSBC USA to repurchase your Securities. In addition, your offer to HSBC USA to repurchase your Securities is only valid if HSBC USA receives the irrevocable Offer for Repurchase from your broker by no later than 5:00 p.m., New York City time, on the business day immediately preceding the valuation date prior to the applicable repurchase date. If HSBC USA does not receive your Offer for Repurchase by 5:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your offer will not be effective and we will not repurchase your Securities on the applicable repurchase date. Also, unless the scheduled

repurchase date is postponed due to a market disruption event, the final day on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023. A repurchase date is the third business day following the applicable valuation date. See "Specific Terms of Your Security — Repurchase Procedures" for more information.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

HSBC USA May Repurchase Your Securities at Its Option

We have the right to repurchase your Securities in whole and not in part if the aggregate principal amount of the Securities outstanding on or after such date is $5,000,000 ($500,000 Securities) or less (such right being commonly known as a "clean-up" call). The amount you may receive upon a repurchase by HSBC USA may be less than the amount you would receive on your investment at maturity or if you had elected to have HSBC USA repurchase your Securities at a time of your choosing. If HSBC USA exercises its right to repurchase your Securities, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date. HSBC USA has no obligation to take your interests into account when deciding whether to call the Securities.

The Market Value of the Securities May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Securities may fluctuate between the date you purchase them and the applicable valuation date. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the level of the Index will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include:

- the time remaining to the maturity of the Securities;

- supply and demand for the Securities, including inventory positions with any market maker;

- economic, financial, political, regulatory or judicial events that affect the level of the Index or the market price of the Index Components;

- the prevailing rate of interest; and

- the creditworthiness of HSBC USA.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor. Consequently, you may sustain a significant loss if you sell the Securities in the secondary market.

Suspension or Disruptions of Market Trading in Commodities and Related Futures Markets May Adversely Affect the Value of Your Securities

The commodity futures markets may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges have regulations that limit the amount of fluctuation in certain futures contract prices that may occur during a single trading day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of your Securities.

The Securities Are Not Regulated by the CFTC

Unlike an investment in the Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Securities are not interests in a commodity pool, the Securities will not be regulated by the CFTC as a commodity pool, HSBC USA will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Securities do not constitute investments by you or by HSBC USA on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). HSBC USA is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index Is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach approximately the second month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling". If the market for these contracts is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". Conversely, these markets may trade in "contango." Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index from time to time in the past traded in contango markets. Contango (or backwardation in the case of a short position) in the commodity markets would result in negative "roll yields" which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity or upon repurchase by HSBC USA.

The Index Level Will Depend, in Part, on the Position of the Commodity Sectors Within the Index

The performance of the Index will depend primarily on the performance of each Index Component and how its corresponding sector is positioned within the Index (or in the case of the softs sector, the position of each Index Component). For instance, assuming all other conditions remain constant, if the grains sector were positioned short, a decrease in the value of the corn futures contract would tend to increase the level of the Index, while an increase in the value of such contract would tend to decrease the level of the Index. Although the position of each sector is determined based on an exponential average of recent price inputs, there can be no assurance that the position determined for each sector will be aligned with the future price movements of its corresponding Index Components. If a commodity sector is out of position in relation to the movements of its corresponding Index Components (e.g., a short-positioned commodity sector experiencing an increase in value of one or more of its Index Components, or a long-positioned commodity sector experiencing a decrease in value of one or more of its Index Components), there could be a negative impact on the level of the Index. This could adversely affect the value of your Securities and the payment you would receive at maturity or upon repurchase by HSBC.

The Index Has Limited History to Consider for Making an Independent Assessment of Its Performance

The payment amount, if any, for each of your Securities is linked to the performance of the Index, which was first calculated as of December 31, 2003. There is no historical Index level information available before this date for you to consider in making an independent investigation of the Index performance. Any data relating to the Index included in this pricing supplement for any date prior to December 31, 2003 is hypothetical historical data. In addition, the performance of the Index over the term of the Securities, as well as the amount payable at maturity or upon repurchase by HSBC USA, may bear little relation to the historical levels of the Index. Changes in the level of the Index will affect the trading price of the Securities and it is impossible to predict whether the level of the Index will rise or fall.

Commodity Prices May Change Unpredictably, Affecting the Level of the Index and the Value of Your Securities in Unforeseeable Ways

Trading in futures contracts on physical commodities, including trading in the Index Components, is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; fluctuations in agricultural output; changes in trade practices; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of the futures contracts in respect of the relevant commodity. These factors may affect the level of the Index and the value of your Securities in varying ways, and different factors may cause the prices of the Index Components, and the volatility of their prices, to move in inconsistent directions at inconsistent rates.

The prices of physical commodities, including the commodities underlying the Index Components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.

The Securities May Not Be a Suitable Investment for You

The Securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the investor fee during the term of the Securities; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in Our Credit Ratings May Affect the Market Value of Your Securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Securities. However, because the return on your Securities is dependent upon certain factors in addition to our ability to pay our obligations on your Securities, an improvement in our credit ratings will not reduce the other investment risks related to your Securities.

You Will Not Receive Any Payments on the Securities Prior to Maturity or Repurchase or Have Rights in the Exchange-Traded Futures Contracts Constituting the Index Components

You will not receive any periodic interest or other payments on the Securities prior to the stated maturity of the Securities or upon repurchase. As an owner of the Securities, you will not have the rights that investors in the Index Components have. Your Securities will be paid in cash and you will have no right to receive delivery of any of the Index Components or the physical commodities underlying the Index Components.

There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses

Although we have listed the Securities sold previously, and intend to list the Securities offered hereby, on NYSE Arca, a trading market for your Securities may not develop. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Securities. In addition, no assurances can be given as to the approval of the Securities for listing or, if listed, the continuation of the listing during the term of the Securities. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.

Trading by HSBC USA and Other Transactions by HSBC USA and/or Its Affiliates in Instruments Linked to the Index or Index Components May Impair the Market Value of the Securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we expect to enter into transactions to hedge our obligations under the Securities. Such transactions may involve purchases of the Index Components (including the underlying physical commodities), futures or options on the Index Components or the Index, or other derivative instruments with returns linked to the performance of the Index Components or the Index and we may adjust our hedge positions by, among other things, purchasing or selling any of the foregoing. In addition, some of these hedging activities may be effected through a managed account controlled by AFT, which participates with Standard and Poor's in the construction, calculation and maintenance of the Index. Although they are not intended to, any of these hedging activities may affect the market price of the Index Components and the level of the Index and, therefore, the market value of the

Securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the Securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the Securities.

With respect to any of the activities described above, neither HSBC USA nor any of our hedge counterparties have any obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time.

The Liquidity of the Market for the Securities May Vary Materially Over Time

As stated on the cover of this pricing supplement, a small portion of the Securities was sold on the inception date and additional Securities will be offered and sold from time to time through HSBC Securities (USA) Inc., our affiliate. Also, the number of Securities outstanding could be reduced at any time due to repurchases of the Securities by HSBC USA as described in this pricing supplement. Accordingly, the liquidity of the market for the Securities could vary materially over the term of the Securities. While you may elect to offer your Securities for repurchase by HSBC USA prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to HSBC USA at one time for repurchase on any repurchase date.

We or Our Affiliates May Have Economic Interests Adverse to Those of the Holders of the Securities.

HSBC USA and affiliates of ours, including HSBC Securities (USA) Inc., expect to engage in trading activities related to the Index Components (including the underlying physical commodities), futures or options on the Index Components or the Index, or other derivative instruments with returns linked to the performance of Index Components or the Index, for their accounts and for other accounts under their management. HSBC USA and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked or related to the performance of the Index or the Index Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the Securities. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the Securities. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the Securities and the amount payable to you at maturity or upon repurchase, as applicable.

With respect to any of the activities described above, neither HSBC USA, HSBC Securities (USA) Inc. nor its affiliates have any obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time.

Standard & Poor's May, in Its Reasonable Discretion, Discontinue the Index and Public Disclosure of Information Relating to the Index May Change Over Time

Standard & Poor's is not under any obligation to continue to compile and publish the Index and is not required to compile and publish any successor index if the Index is discontinued. If Standard & Poor's discontinues or suspends the compilation or publication of the Index, it may become difficult to determine the market value of the Securities or the amount payable at maturity or upon repurchase by HSBC USA. In the event Standard & Poor's discontinues or suspends the calculation or publication of the Index, the Calculation Agent may designate a successor index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity or upon repurchase by HSBC USA will be determined by the Calculation Agent in its sole discretion. See "Specific Terms of the Securities — Market Disruption Events" and " — Discontinuance or Modification of the Index" in this pricing supplement. You, as an investor in the Securities, should make your own investigation into the Index and Standard & Poor's.

The Policies of Standard & Poor's and AFT and Any Changes Thereto That Affect the Composition and Calculation of the Index Could Affect the Amount Payable on Your Securities and Their Market Value

The policies of Standard & Poor's and AFT concerning the calculation of the level of the Index, additions, deletions or substitutions of Index Components in the Index and the manner in which changes affecting the Index are reflected could affect the level of the Index and, therefore, the amount payable on your Securities at maturity or upon repurchase by HSBC USA and the market value of your Securities prior to maturity. See "The Index," below for a discussion of these policies.

Additional commodity futures contracts may satisfy the eligibility criteria for inclusion in the Index, and the commodity futures contracts currently included in the Index may fail to satisfy such criteria. In addition,

Standard & Poor's and AFT may modify the methodology for determining the composition and weighting of the Index, or for calculating the level of the Index. Standard & Poor's may also discontinue or suspend compilation or publication of the Index, in which case it may become difficult to determine the market value of the Index. Any such changes could adversely affect the value of your Securities.

If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the Calculation Agent may be required to make a good faith estimate in its reasonable discretion of the level of the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of the Securities — Discontinuation or Modification of the Index," " — Market Disruption Events," and " — Role of Calculation Agent."

There Are Potential Conflicts of Interest Between You and the Calculation Agent

HSBC Securities (USA) Inc., our affiliate, will serve as the Calculation Agent. The Calculation Agent will, among other things, determine the amount of the return paid out to you on the Securities at maturity or upon repurchase by HSBC USA. For a more detailed description of the Calculation Agent's role, see "Specific Terms of the Securities — Role of Calculation Agent" in this pricing supplement.

If Standard & Poor's were to discontinue or suspend compilation or publication of the Index and Standard & Poor's does not appoint another entity to calculate and publish the Index, it may become difficult to determine the level of the Index. If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the Calculation Agent may be required to make

a good faith estimate in its reasonable discretion of the level of the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of the Securities — Role of Calculation Agent" in this pricing supplement.

The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the Calculation Agent's reasonable judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the Calculation Agent may affect the market value of the Securities, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Level of the Index or an Index Component and the Maturity Date or a Repurchase Date

The determination of the level of the Index on a valuation date, including the final valuation date, may be postponed if the Calculation Agent reasonably determines that a market disruption event has occurred or is continuing on such valuation date.

If postponement of a valuation date, other than the final valuation date, due to a market disruption event with respect to an Index Component occurs, such postponement will continue until the next trading day on which there is no market disruption event, up to four scheduled trading days. If such a postponement occurs, the level of the Index will be calculated by reference to the values of the

Index Components unaffected by the market disruption event on the scheduled valuation date and by reference to the values of the affected Index Components on the first trading day on which no market disruption event occurs or is continuing. If a market disruption event with respect to an Index Component is continuing after four scheduled trading days, the level of the Index for that valuation date will be calculated by reference to the level of the affected Index Component determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the fourth scheduled trading day after the scheduled valuation date. If the valuation date is postponed due to a market disruption event with respect to an Index Component, the repurchase date will also be postponed by an equal number of business days. See "Specific Terms of the Securities — Payment Upon Repurchase."

The index factor calculated on the final valuation date will equal the average of the closing levels of the Index for the five scheduled trading days immediately prior to and including the final valuation date divided by the initial index level. If a market disruption event with respect to an Index Component occurs or is occurring during this time, the level of the Index for such trading day on which the market disruption event occurred will be calculated by reference to the values of the Index Components unaffected by the market disruption event on the scheduled trading days during this period and by reference to the values of the affected Index Components on the trading days during this period when there is no market disruption event occurring. If a market disruption event occurs or is occurring on any scheduled trading day during this period, the level of the affected Index Component on such trading day will be the level of the affected Index Component on the next trading day on which no market disruption event occurs or is occurring with respect to

such affected Index Component. If a market disruption event occurs or is occurring on the final valuation date, the Calculation Agent will postpone the final valuation date until the next trading day when there is no market disruption event occurring with respect to such affected Index Component, but in no event will the final valuation date be postponed by more than five scheduled trading days. If a market disruption event with respect to an Index Component continues for five scheduled trading days after the scheduled final valuation date, then the level of the Index will be calculated by reference to the value of such affected Index Component for the applicable scheduled trading days on which a market disruption event was occurring, determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the final valuation day, as postponed. If the final valuation date is postponed due to a market disruption event with respect to an Index Component, the maturity date will also be postponed by an equal number of business days up to five business days. See "Specific Terms of the Securities — Payment at Maturity."

The U.S. Federal Income Tax Consequences of the Securities Are Uncertain

No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Securities. We cannot assure you that the IRS or any court will agree with the tax treatment described under "U.S. Federal Income Tax Considerations" in this pricing supplement. In addition, you should note that the IRS and the U.S. Treasury Department have announced a review of the tax treatment of prepaid forward contracts and legislation has been introduced in the United States Congress that would require current accrual of interest income on prepaid forward contracts.

COMMODITY FUTURES MARKETS

Futures contracts on commodities are traded on regulated organized futures exchanges, known as "contract markets" in the United States. Commodities and other derivatives on commodities and commodity indices are also traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in a futures contract. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called "variation margin" and are made as the existing positions in the futures contract become more or less valuable, a process known as "marking to the market."

At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a "futures commission merchant," which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as "rolling." For example, a market participant with a long position in November light crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will "roll" the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month. Futures exchanges and clearing houses in the United States are subject to regulation by the CFTC, an independent federal agency. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations, trading halts, suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Standard & Poor's and Alpha Financial Technologies, LLC ("AFT") as stated in these sources and these policies are subject to change at the discretion of Standard & Poor's and AFT. We have not independently verified the accuracy or completeness of that information.

General

The Index (Bloomberg symbol: SPTICTR) is constructed, calculated and maintained by Standard & Poor's, pursuant to a licensing agreement with AFT. AFT's President, Victor Sperandeo, is recognized as offering futures market trading expertise as a commodity trading advisor and has for some time implemented a number of strategies that are designed to profit from futures price trends. The Index is an evolution of these strategies in that it constitutes the intellectual property of AFT, but is constructed, calculated, and maintained by Standard & Poor's with participation from AFT. The Index is designed to apply a long/short strategy to six commodity sectors comprised of sixteen traditional, physical commodity futures contracts (the "Index Components"). The Index Components are grouped into six

sectors and each sector, except the energy sector and softs sector, is represented on either a "long" or "short" basis, depending on recent price trends of that sector. The energy sector is represented on either a "long" or "flat" basis (which is described more fully below). Each Index Component within the softs sector is represented on either a "long" or short" basis separately rather than in the aggregate. With the ability to go either long or short, the Index is designed to capture the economic benefit over long time periods derived from both rising and declining trends within a cross-section of traditional, physical commodities markets.

The Index includes sixteen Index Components, divided by weight as listed below and grouped into six sectors. The sectors are rebalanced monthly and the Index Components are rebalanced annually (except in the case of the softs sector where each Index Component is rebalanced monthly).

The Index is a total return index designed to reflect the performance of a fully collateralized investment in the Index Components. As a "fully collateralized" investment, an investor would have to put up a margin that equals the entire purchase price at the time of the establishment of the futures contract. The clearing house that holds the margin as collateral for the futures contract generally pays interest at U.S. Treasury bill rates on the monies held for investors. As the Index is a total return Index, the value of the Index Components that the Index tracks will be continually adjusted as if such U.S. Treasury bill return on the value of the entire investment (since the investment is fully collateralized) is reinvested into an additional number of futures contracts. Therefore, the investment in the Index Components will increase over time, based on the imputed interest at the U.S. Treasury bill rate.

The methodology of the Index is designed with a focus on capturing both up and down price trends, while at the same time moderating the volatility of the Index. Index Components are chosen based on fundamental commodity characteristics and liquidity (necessary for an investable model), as opposed to a means for achieving performance per se.

Of the factors considered in determining the Index Components and their weights, liquidity (the volume and size of the notional futures contracts traded) is one of the most important. Liquidity is an indication of both the significance of a particular market and the ability to trade with minimal market impact. All the Index Components are among the most liquid traditional, physical commodity contracts traded in the U.S.

Contracts are limited to those traded on U.S. exchanges in order to minimize any impact due to differences in trading hours, to avoid currency exchange calculations, and to allow for similar closing times and holiday schedules.

The following table lists the futures contracts, exchanges and ticker symbols of each of the Index Components currently included in the Index:

Futures Contract	Exchange	Symbol
Wheat	CBOT	W
Corn	CBOT	C
Soybeans	CBOT	S
Cotton	NYCE	CT
Cocoa	CSCE	CC
Sugar	CSCE	SB
Coffee	CSCE	KC
Live Cattle	CME	LC
Lean Hogs	CME	LH
Copper	COMEX	HG
Gold	COMEX	GC
Silver	COMEX	SI
Heating Oil	NYMEX	HO
Light Crude Oil	NYMEX	CL
RBOB Gasoline	NYMEX	XB
Natural Gas	NYMEX	NG

CBOT: Chicago Board of Trade
CME: Chicago Mercantile Exchange
COMEX: The COMEX Division of the New York Mercantile Exchange
CSCE: Coffee, Sugar and Cocoa Division of the New York Board of Trade
NYCE: Cotton Exchange Division of the New York Board of Trade
NYMEX: New York Mercantile Exchange

Weightings

The Index Components and their weightings as of January 5, 2012 are as follows:

Sector	Sector Weight	Component	Component Weight
Energy	37.50%	Heating Oil	0.00%
		Light Crude	0.00%
		Natural Gas	0.00%
		RBOB Gasoline	0.00%
Industrial Metals	10.00%	Copper	16.00%
Precious Metals	10.50%	Gold	11.20%
		Silver	5.60%
Livestock	10.00%	Lean Hogs	6.40%
		Live Cattle	9.60%
Grains	23.00%	Corn	12.80%
		Soybeans	16.00%
		Wheat	8.00%
Softs	9.00%	Cocoa	3.20%
		Coffee	4.80%
		Cotton	3.20%
		Sugar	3.20%

The weightings of the various Index Components are determined on the basis of production. Production is an indication of the significance of a given component to the world economy and of such component's significance within the futures markets themselves.[1] Since there is often no single recognized source for a commodity's production figures, estimates are used in selecting and making allocations.

Rebalancing

Monthly Rebalancing for Sector Weights

The sectors are rebalanced monthly to their fixed weights (and in the case of the softs sector, each Index Component). The rebalance decision date, which is also the date that the position of each sector is determined, is the second to the last business day of the month with an effective date randomly selected from any of the first five business days of the next month. Rebalancing monthly aims to keep the volatility low since otherwise an extended movement in one sector would overweight the Index and potentially lead to significantly higher volatility. An exception to this relates to the energy sector, which, when rebalanced, is set either to "long" or "flat". The energy sector is never to set to "short" on any rebalancing.

Annual Rebalancing of Index Component Weights

Each of the sixteen Index Components is rebalanced annually to reflect the then current commodity conditions. Historically, the Index Component weights have not varied significantly from year to year and it is not anticipated they will do so in the future. Rebalancing the Index Components

once annually allows the market a degree of microeconomic influence among the correlated sector components to determine which Index Components are relatively more important within each sector.

Position Determination

Each sector within the Index is either set "long" or "short" on a monthly basis (except for the energy sector which is set either "long" or "flat" and the softs sector, in which each Index Component is set either "long" or short" on a monthly basis separately rather than in the aggregate). The rule for the Index regarding long or short positions can be summarized as follows:

Long positions are tracked when a sector's current price input is equal to or greater than an exponential average (an average that gives more importance to recent observations) of the past seven monthly price inputs;

Short positions are tracked when a sector's current price input is less than an exponential average of the past seven monthly price inputs;

Track a flat (zero weight) position for the energy sector when a short position is indicated; in this case, the weight for energy is distributed proportionately to the other five sectors.[2]

Position is determined on the second to the last business day of the month (the "position determination date" or "PDD") when the monthly percentage change of a sector's price (or in the case of the softs sector, each Index Component's price) is compared to past monthly price changes exponentially weighted to greatest weight to the most

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[1]   In the case of the Natural Gas component included in the Energy sector, North American rather than world production has been used as the relevant factor due to constraints linked to transporting natural gas internationally.

[2]   When the energy sector tracks a flat position, the remaining sectors are weighted as follows: Industrial Metals (16.00%), Precious Metals (16.80%), Livestock (16.00%), Grains (36.80%) and Softs (14.40%).

recent return and least weight to the return seven months prior. The weighted sum of the percentage changes of all the sector prices equals the daily movement of the Index.

After the market closes on the trade activity date ("TAD"), the active futures contracts that constitute the Index Components are replaced either because (i) a new long/short signal has been generated for a particular sector or Index Component, or (ii) the roll schedule requires rolling into a future dated contract, or both. Therefore, new contracts become active as of the day following the TAD. The TAD is when the contracts are executed and can be any of the first five business days of the next month. If the market for a position closes at limit-up or limit-down, the trade will be executed at the opening of the first day that it opens for trading.

Sectors Versus Components

Price input calculations are used to determine the relative long/short positions of the sectors. For the energy, precious metals, livestock, and grain sectors, the price inputs from the respective underlying Index Components are aggregated to determine the long/short position for that sector as a whole. For industrial metals, which has only one Index Component, the price input calculations to determine long/short position are at the Index Component level. Similarly, for the softs sector, since there is no fundamental tie between each of its underlying Index Components (coffee, cocoa, cotton and sugar), the long/short positions of each Index Component are determined separately, rather than in the aggregate, such that the softs sector Index Components could have different long/short positions concurrently.

Energy's Short Exemption

Energy, due to the significant level of its continuous consumption, limited reserves,

and oil cartel control is subject to rapid price increases in the event of perceived or actual shortages. For example, although a problem of this magnitude has not occurred historically, if the Index were capable of shorting the energy sector and a catastrophe occurred which caused Light Crude prices to surge dramatically while the energy Sector allocation was set to short, the Index would lose a significant portion of its value on the Light Crude position alone. Because no other sector is subject to the same continuous demand with supply and concentration risk, the energy sector is never positioned short in the Index.

Contract Maintenance

The Index is designed to capture futures contract price trends and futures contracts have limited durations. Consequently, in order for the Index to be calculated on an ongoing basis, it must change (or roll) from tracking contracts that are approaching expiration to tracking new contracts. Currently, each contract has three to four roll periods each year and its own "roll pattern" based on historical liquidity. In rolling the Index futures contracts from an expiring contract to the next contract, contracts are rolled over from the current contract to the next contract beginning with the TAD for the month that is two months before the current contract matures.

The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. Spot markets in commodities occasionally have delivery problems, related to, for example, weather conditions disrupting transportation of cattle to a delivery point. Such a delay could cause a price spike in the spot market, while later-dated futures contracts are little changed. The Index avoids delivery issues by owning contracts that are outside of nearby delivery.

S&P Commodity Trends Indicator Oversight Committee

In order to provide for the smooth functioning of the Index, the S&P Commodity Trends Indicator Over-sight Committee (the "Oversight Committee"), which consists of individuals from S&P and AFT, oversees the Index and makes decisions that cannot be systematized or that occur on an ad hoc basis, with the goal of maintaining liquidity and low volatility in the Index. The Oversight Committee implements the methodology of the Index or determines new policies if market conditions warrant change. For example, an exchange might substantially change the contract terms or even discontinue trading a component contract. In such cases, the Oversight Committee would determine any Index Component or weighting changes, including the addition or deletion of Index Components. The Oversight Committee does not, however, have the power to use discretion to affect performance of the Index.

Historical Data

The following table sets forth the month-end closing levels of the Index for each month from January 2007 through February 2012. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Securities may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Securities.

	2007	2008	2009	2010	2011	2012
January	1,674.74	1,872.75	2,192.80	1,803.76	1,865.69	1,509.80
February	1,706.13	2,032.18	2,261.35	1,758.44	1,910.27	1,475.30
March	1,686.02	1,960.73	2,064.45	1,796.09	1,956.92	
April	1,694.94	2,016.21	1,964.10	1,761.89	2,037.83	
May	1,654.63	2,095.76	2,044.44	1,733.18	1,984.41	
June	1,692.38	2,057.28	1,965.31	1,706.82	1,847.88	
July	1,691.06	1,775.91	1,938.92	1,539.16	1,789.75	
August	1,659.65	1,690.40	1,960.89	1,475.27	1,727.19	
September	1,667.64	1,876.03	1,996.23	1,570.02	1,611.33	
October	1,748.05	2,225.67	1,943.23	1,683.59	1,532.41	
November	1,733.06	2,277.69	1,971.71	1,664.85	1,581.90	
December	1,841.52	2,167.51	1,956.65	1,832.54	1,562.54	

SPTICTR Index



We have also provided below comparisons of the performance of the Index and the Dow Jones – UBS Commodity Index Total Return (Bloomberg symbol "DJUBSTR") (the "DJUBS Index") using hypothetical month-end closing levels of the Index for each month from January 1991 through November 2003[3] and the actual month-end closing levels of the Index from December

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[3]   Performance of the Index prior to December 2003 is based on back tested results that do not represent the results of concurrent calculation but are achieved instead through retroactive application of a methodology that

2003 through February 2012. The first graph presents the comparative performance of the indices over the period set forth above on a month-to-month basis and the second and third graphs present this same data for each rolling 12-month period. While the second graph presents the rolling 12-month data on a chronological basis, the third graph presents the rolling 12-month data in order of the best performing 12-month period of the DJUBS Index to the worst performing 12-month period of the DJUBS Index. We believe that these comparisons are useful to inform you how the Index has performed as compared to the DJUBS Index. Each index has been rebased to 100 as of January 31, 1991. The historical levels of the Index and the DJUBS Index do not give an indication of future performance of the Index or that the relationship between the past performance of the Index relative to the DJUBS Index will continue in the future. There can be no assurance that the future performance of the Index will result in holders of the Securities receiving a positive return on their investment.

Month-to-Month Performance



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was developed with the benefit of hindsight. In addition, the methodology used to calculate the data prior to December 2003 differs from the current methodology used to calculate the Index. For instance, the methodology used to calculate the performance prior to December 2003 1) used a September soybean contract as compared to Index's November soybean contact, 2) used an October cotton contract as opposed to the Index's December cotton contact 3) used the last business day of the month for the TAD while the Index's TAD could be on any of the first five business days of the next month 4) used monthly compounding of U.S. Treasury bill interest to compute total return as opposed to the Index's quarterly compounding of the U.S. Treasury bill interest and 5) incorporated minor changes to the Index Component composition to accommodate market changes; specifically, before May 1991 natural gas was not included as an Index Component.

Rolling 12-Month Performance – Chronological Order



License Agreement

Standard & Poor's does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the Securities or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor's and HSBC USA have entered into a non-exclusive license agreement providing for the license to HSBC USA, in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with some securities, including the Securities. The license agreement between Standard & Poor's and HSBC USA provides that the following language must be stated in this pricing supplement:

"The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Index to track general stock market performance. S&P's only relationship to HSBC USA (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to HSBC USA or the Securities. S&P has no obligation to take the needs of HSBC USA or the holders of the Securities into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Securities, prices at which the Securities are to initially be sold, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities."

VALUATION OF THE SECURITIES

The market value of the Securities will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include, but are not limited to, supply and demand for the Securities, the volatility of the Index, the market price of the Index Components, prevailing rates of interest, the volatility of commodities prices, economic, financial, political, regulatory or judicial events that affect the level of the Index, the general interest rate environment, as well as the perceived creditworthiness of HSBC USA. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the Securities prior to maturity.

Indicative Value

An intraday "indicative value," which is meant to approximate the intrinsic economic value of the Securities, will be published under the Bloomberg symbol LSCIV. **The actual trading price of the Securities may vary significantly from their indicative value**. In addition, the Calculation Agent expects to calculate and publish the closing

indicative value of your Securities on each trading day. In connection with your Securities, we use the term "indicative value" to refer to the value at a given time determined based on the following equation:

Indicative Value = Stated Principal Amount per Security X (Current Index Level / Initial Index Level) X Current Fee Factor

where:

Stated Principal Amount per Security = $10;

Current Index Level = The most recent published closing level of the Index available;

Initial Index Level = 2,089.69, the closing level of the Index on the inception date; and

Current Fee Factor = The most recent daily calculation of the fee factor with respect to your Securities, determined as described above (which, during any trading day, will be the fee factor determined on the preceding calendar day).

The indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of your Securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. The actual trading price of the Securities may vary significantly from their indicative value.

As discussed in "Specific Terms of the Securities — Payment Upon Repurchase," you may, subject to certain restrictions, choose to offer your Securities for repurchase by HSBC USA on any business day during the term of the Securities until May 25, 2023. If you elect to offer your Securities to HSBC USA for repurchase, you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) at one time for repurchase by HSBC USA. In addition, we have the right to repurchase the Securities in whole but not in part if, at any time, the aggregate principal amount of Securities outstanding is $5,000,000 (500,000 Securities) or less (such right being commonly known as a "clean-up" call). If your Securities are repurchased (either at your election or ours), on the corresponding repurchase date, you will receive a cash payment on such date in an amount equal to the daily repurchase value, which is the principal amount of your Securities *times* the index factor on the relevant valuation date *times* the fee factor on the relevant valuation date. The last date on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023. The daily repurchase value is intended to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Securities should read the section entitled "Description of Debt Securities" in the accompanying prospectus.

The accompanying prospectus contains a detailed summary of additional provisions of the Securities and of the senior indenture, dated as of March 31, 2006, between HSBC USA and Deutsche Bank Trust Company Americas, as trustee, under which the Securities will be issued (the "indenture"). You should read all the provisions of the accompanying prospectus, including information incorporated by reference, and the indenture.

Please note that the information about the price to the public and the proceeds to HSBC USA on the front cover of this pricing supplement relates only to the initial sale of the Securities. If you have purchased the Securities after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Coupon

We will not make any coupon payments during the term of the Securities.

Denomination

We will offer the Securities in denominations of $10 stated principal amount.

Payment at Maturity

If you hold your Securities to maturity, you will receive a cash payment at maturity that is linked to the percentage change in the level of the Index from the inception date to the level calculated on the final valuation date. Your cash payment at maturity will be equal to the principal amount of Securities you then hold *times* the index factor calculated on the final valuation date *times* the fee factor on the final valuation date.

The index factor calculated on the final valuation date will equal the average of the closing levels of the Index for the five trading days immediately prior to and including the final valuation date (the "calculation period") *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 2,089.69.

If a market disruption event with respect to an Index Component occurs and is occurring during the calculation period, the level of the Index will be calculated by reference to the values of the Index Components unaffected by the market disruption event on the scheduled trading days during the calculation period and by reference to the values of the affected Index Components on the trading days during the calculation period when there is no market disruption event occurring. If a market disruption event occurs or is occurring on any scheduled trading day during the calculation period, the value of the affected Index Component on such trading day will be the value of the affected Index Component on the next trading day on which no market disruption event occurs or is occurring with respect to such affected Index Component. If a market disruption event occurs or is occurring on the final valuation date, the Calculation Agent will postpone the final valuation date until the next trading day when there is no market disruption event occurring with respect to such affected Index Component, but in no event will the final valuation date be postponed by more than five scheduled trading days. If a market disruption event with respect to an Index Component continues for five scheduled trading days after the scheduled final valuation date, then the level of the Index will be calculated by reference to the value of such affected Index Component for the applicable scheduled trading days on which a market disruption event was occurring, determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the final valuation day, as postponed. If the final valuation date is postponed due to a market disruption event as described above, the maturity date will also be postponed by an equal number of business days up to five business days.

The fee factor is equal to one minus the aggregate investor fee, which is the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the final valuation date *divided by* 365. The annual investor fee is equal to 0.75%.

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. In the event that payment at maturity is deferred beyond the stated maturity date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Payment upon Repurchase

Prior to maturity, you may, subject to certain restrictions, choose to offer your Securities for repurchase by HSBC USA on any business day during the term of the Securities. If you choose to offer your Securities for repurchase, you must offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to HSBC USA for repurchase on any repurchase date. If you offer at least $2,500,000 stated principal amount of Securities (250,000 Securities) to HSBC USA for repurchase and fulfill the repurchase procedures described below for a repurchase date, HSBC USA will be obligated to repurchase your Securities. In addition, we have the right to repurchase the Securities in whole but not in part if, at any time, the aggregate principal amount of Securities outstanding is $5,000,000 (500,000 Securities) or less. If your Securities are repurchased (either at your election or ours), on the corresponding repurchase date, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of the Securities you offered for repurchase *times* the index factor on the applicable valuation date *times* the fee factor on the applicable valuation date.

The index factor on the applicable valuation date is the closing level of the Index on that day *divided by* the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 2,089.69.

The fee factor is equal to one minus the aggregate investor fee, which is the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date *divided by* 365. The annual investor fee is equal to 0.75%.

A valuation date is each trading day from June 18, 2008 to June 12, 2023 (which is referred to as the final valuation date) inclusive, unless the Calculation Agent reasonably determines that a market disruption event has occurred or is continuing on that day with respect to an Index Component. A valuation date may be postponed due to a market disruption event with respect to an Index Component up to four scheduled trading days. If a market disruption event with respect to an Index Component occurs, the level of the Index with respect to such repurchase date will be calculated by reference to the values of the unaffected Index Components on the valuation date and by reference to the values of the affected Index Components on the first trading day after the scheduled valuation date on which no market disruption event occurs or is continuing, up to four scheduled trading days after the scheduled valuation date. If a market disruption event with respect to an Index Component is continuing after four scheduled trading days, the level of the Index for such repurchase date will be calculated by reference to the value of the affected Index Component determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the fourth scheduled trading day after the scheduled valuation date, which shall be such valuation date, as postponed. If the valuation date is postponed due to a market disruption event with respect to an Index Component, the repurchase date will also be postponed by an equal number of business days.

A repurchase date is the third business day following a valuation date. Unless the scheduled repurchase date is postponed due to a market disruption event as described above, the final day on which HSBC USA will repurchase your Securities will be June 1, 2023. As such, should you wish to have HSBC USA repurchase your Securities, your Securities must be offered for repurchase no later than May 25, 2023.

In the event that payment upon repurchase by HSBC USA is deferred beyond the original repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Repurchase Procedures

The valuation date applicable to any repurchase, whether at your option or the option of HSBC USA, shall be the business day immediately following the business day on which either you deliver the repurchase offer to HSBC USA or on which we deliver a call notice to DTC.

The repurchase date will be the third business day following the applicable repurchase date.

Repurchase at Your Option

You may, subject to the minimum repurchase amount described above, elect to offer your Securities to HSBC USA for repurchase on any business day during the term of the Securities. If you wish to offer your Securities to HSBC USA for repurchase, you and your broker must follow the following procedures:

- your broker must deliver a completed irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to HSBC USA by 5:00 p.m., New York City time, on the business day immediately preceding the valuation date prior to the applicable repurchase date. One portion of the Offer for Repurchase must be completed by you as beneficial owner of the Securities and the other portion must be completed by your broker. You must offer $2,500,000 principal amount or more of your Securities (250,000 Securities) for repurchase by HSBC USA on any repurchase date. HSBC USA must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade, facing HSBC USA, with respect to your Securities on the applicable valuation date at a price equal to the applicable daily repurchase value; and

- your broker must cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable repurchase date (the third business day following the valuation date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If HSBC USA does not receive the irrevocable Offer for Repurchase from your broker or DTC participant by 5:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date, your offer will not be effective and we will not accept your offer to us to repurchase your Securities on the applicable repurchase date. Any repurchase instructions which we receive in accordance with the procedures described above will be irrevocable.

Repurchase at Our Option

To call the Securities for repurchase, we will deliver an irrevocable call notice to DTC (the holder of the global note). We will have the option to deliver such notice at any time, if, at any time, the aggregate principal amount of Securities outstanding is $5,000,000 (500,000 Securities) or less. Any Securities previously repurchased by us at your option will be cancelled on the relevant repurchase date. Consequently, as of such repurchase date, the repurchased Securities will no longer be considered outstanding Securities for purposes of determining whether we have the ability to exercise our repurchase right.

Market Disruption Events

As set forth under " — Payment at Maturity" and " — Payment Upon Repurchase" above, the Calculation Agent will determine the level of the Index on each valuation date, including the final valuation date. As described above, a valuation date may be postponed and thus the determination of the level of the Index may be postponed if the Calculation Agent reasonably determines that, on a valuation date, a market disruption event has occurred or is continuing.

Any of the following will be a market disruption event as determined by the Calculation Agent:

- any material limitation, suspension or disruption in the trading of any Index Component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

- the daily contract reference price for any Index Component is a "limit price", which means that the daily contract reference price for such contract has increased or decreased from the previous day's daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

- if in the future, such markets become relevant to the calculation or hedging of the Index, any suspension of or material limitation on trading on the primary exchanges that trade options contracts or futures contracts related to an Index Component as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index;

- failure of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more Index Components; or

- any other event, if the Calculation Agent reasonably determines, after consultation with HSBC USA and the hedge counterparties and agreement among such parties, that the event materially interferes with our hedge counterparties' ability to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging" in this pricing supplement.

For the purpose of the first bullet of this section above, the following events will **not** be market disruption events:

- a limitation on the hours in a trading day and/or numbers of days of trading on a trading facility on which any Index Component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant facility; or

- decision by the relevant trading facility to permanently discontinue trading in any Index Component.

A suspension of or material limitation on trading on the relevant trading facility will not include any time when that facility is closed for trading under ordinary circumstances, and any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered "material."

Default Amount on Acceleration

For the purpose of determining whether the holders of any securities ("notes") of which the Securities are a part are entitled to take any action under the indenture, we will treat the stated principal amount of each Security outstanding as the principal amount of that Security. Although the terms of the Securities may differ from those of the other notes, holders of specified percentages in principal amount of all notes, together in some cases with other series of our debt securities, will be able to take action affecting all the notes, including the Securities. This action may involve changing some of the terms that apply to the notes, accelerating the maturity of the notes (in accordance with the acceleration provisions set forth in the accompanying prospectus) after a default or waiving some of our obligations under the indenture.

In case an event of default (as defined in the accompanying prospectus) with respect to any Securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Securities will be determined by the Calculation Agent and will equal, for each Security you then hold, the daily repurchase value determined by the Calculation Agent on the next valuation date.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the Securities, create and issue additional securities having the same terms and conditions as the Securities offered by this pricing supplement, and ranking on an equal basis with the Securities in all respects. If there is substantial demand for the Securities, we may issue additional Securities frequently. Such additional Securities will be consolidated and form a single series with the Securities.

Discontinuation or Modification of the Index

If Standard & Poor's reasonably determines that it is necessary to discontinue publication of the Index and Standard & Poor's or any other person or entity calculates and publishes an index that the Calculation Agent, after consultation with HSBC USA, reasonably determines is comparable to the Index and approves as a successor index, then the Calculation Agent will determine the level of the Index on the applicable valuation date and the amount payable at maturity or upon repurchase by HSBC USA by reference to such successor index for the period following the discontinuation of the Index.

If the Calculation Agent reasonably determines that the publication of the Index is discontinued and that there is no successor index, the Calculation Agent, after consultation with HSBC USA, will determine the amount payable by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent reasonably determines that the Index, the Index Components or the method of calculating the Index has been changed at any time in any significant respect, whether the change is made by Standard & Poor's under its existing policies or following a modification

of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Components, or is due to any other reason — then the Calculation Agent, after consultation with HSBC USA, will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it reasonably believes are appropriate to ensure that the level of the Index used to determine the amount payable on the maturity date or upon repurchase by HSBC USA replicates as fully as possible the economic character of the Index.

All determinations and adjustments to be made by the Calculation Agent with respect to the level of the Index and the amount payable at maturity or upon repurchase by HSBC USA or otherwise relating to the level of the Index may be made in the Calculation Agent's reasonable discretion. The Calculation Agent shall make all determinations and adjustments such that, to the greatest extent possible, the fundamental economic terms of the Index are equivalent to those immediately prior to the event requiring or permitting such determinations or adjustments. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the Calculation Agent.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

HSBC Securities (USA) Inc., an affiliate of ours, will serve as the Calculation Agent. The Calculation Agent will, in its reasonable discretion, make all determinations regarding the value of the Securities, including at maturity or upon repurchase by HSBC USA, market disruption events (see "— Market Disruption Events"), business days, trading days, the fee factor, the index factor, the default amount, the initial index level, the final index level, the closing level of the Index on any valuation date, the maturity date, repurchase dates, the amount payable in respect of your Securities at maturity or upon repurchase by HSBC USA and any other calculations or determinations to be made by the Calculation Agent as specified herein. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

CLEARANCE AND SETTLEMENT

DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We intend to use the net proceeds from this offering for our general corporate purposes, which may include the refinancing of our existing indebtedness. We may also use some or all of the net proceeds from this offering to hedge our obligations under the Securities.

One or more of our affiliates before and following the issuance of the Securities may acquire or dispose of the Index Components, or listed or over-the-counter options contracts in, or other derivatives or synthetic instruments related to, the Index or the Index Components to hedge our obligations under the Securities. In the course of pursuing such a hedging strategy, the price at which such positions may be acquired or disposed of may be a factor in determining the levels of the Index. Although we and our affiliates have no reason to believe that our or their hedging activities will have a material impact on the level of the Index, there can be no assurance that the level of the Index will not be affected.

From time to time after issuance and prior to the maturity of any Securities, depending on market conditions (including the level of the Index), in connection with hedging certain of the risks associated with the Securities, we expect that one or more of our affiliates will increase or decrease their initial hedging positions using dynamic hedging techniques and may take long or short positions in listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, the Index, or the Index Components. In addition, we or one or more of our affiliates may take positions in other types of appropriate financial instruments that may become available in the future. To the extent that we or one or more of our affiliates have a hedge position in the Index or Index Components, we or one or more of our affiliates may liquidate a portion of those holdings on or before the final valuation date. Depending, among other things, on future market conditions, the aggregate amount and the composition of such positions are likely to vary over time. Our or our affiliates' hedging activities will not be limited to any particular securities exchange or market.

The hedging activity discussed above may adversely affect the level of the Index and, as a consequence, the market value of the Securities and the amount payable at maturity or upon repurchase by HSBC USA. See "Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the U.S. federal income tax consequences of owning and disposing of Securities that may be relevant to holders of Securities that acquire their Securities from us as part of the original issuance of the Securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are a:

- financial institution,

- mutual fund,

- tax-exempt organization,

- insurance company,

- dealer in securities or foreign currencies,

- person (including traders in securities) using a mark-to-market method of accounting,

- person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

- an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of Securities, and the following discussion is not binding on the IRS.

For purposes of this discussion, the term "U.S. holder" means (1) a person who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof or the district of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership holds Securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the Securities.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of Securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

U.S. Holders Generally

The treatment of the Securities for U.S. federal income tax purposes is uncertain. We intend to treat the Securities as prepaid, cash-settled financial contracts, with respect to the Index, that are eligible for open transaction treatment for U.S. federal income tax purposes. In the absence of an administrative or judicial ruling to the contrary, we and, by purchasing the Securities, you agree to treat your Securities for all tax purposes in accordance with such characterization. If your Securities are so treated, and subject to the discussion in the next paragraph, you should recognize capital gain or loss upon the maturity of your Securities (or upon your sale, exchange or other disposition of your Securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and your tax basis in the Securities. Your tax basis in your Securities should generally be equal to the price you paid for the Securities. Capital gain of a noncorporate U.S. holder is generally subject to tax at a maximum rate of 15% if the property is held for more than one year.

The tax treatment described above is not free from doubt, and it is possible that the IRS may seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS could assert that each reconstitution or rebalancing (collectively, "Rebalancing") of the Index constitutes a taxable event to you. If the IRS were to prevail in treating each Rebalancing of the Index as a taxable event, you would recognize capital gain and, possibly, loss on the Securities on the date of each Rebalancing to the extent of the difference between the fair market value of the Securities and your adjusted basis in the Securities at that time. Such gain or loss generally would be short-term capital gain or loss. Other characterizations of the Securities also may be possible, under which the timing and character of income could differ substantially from the description above. For example, if the IRS were successful in characterizing the Securities as indebtedness for U.S. federal income tax purposes, among other consequences, you would be required to include in income on an economic accrual basis over the term of the Securities an amount of interest that is based upon the yield at which we would issue a non-contingent, fixed-rate debt instrument with other terms and conditions similar to the Securities (even though the Securities do not provide coupon payments). In addition, any gain on the sale or redemption of the Securities would be ordinary interest income (rather than capital gain).

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Securities for U.S. federal income tax purposes.

Non-U.S. Holders Generally

In the case of a holder of the Securities that is not a U.S. holder and has no connection with the United States other than holding its Security (a "non-U.S. holder"), payments made with respect to the Securities will not be subject to U.S. withholding tax, provided that such non-U.S. holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Securities by a non-U.S. holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such non-U.S. holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition of the Securities.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the U.S. Treasury Department issued Notice 2008-2, in which they stated that they are considering issuing new regulations or other guidance on whether holders of an instrument such as the Securities should be required to accrue income during the term of the instrument. The IRS and U.S. Treasury Department also requested taxpayer comments on whether, (a) the holder of an instrument such as the

Securities should be required to accrue income during its term (e.g., under a mark-to-market, accrual or other methodology), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that would require holders of the Securities to recognize income in respect of the Securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the Securities being treated as ordinary income. It is also possible that a non-U.S. holder of the Securities could be subject to U.S. withholding tax in respect of the Securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding Notice 2008-2 and its possible impact on them.

Possible Legislation on Prepaid Forwards

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would have applied to "prepaid derivative contracts".

The Bill, if enacted, would have applied to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would have required the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly federal short-term rate determined under Code Section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to such contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

It is not possible to predict whether a similar or an identical bill will be enacted in the future and whether any such bill would affect the tax treatment of the Securities.

Backup Withholding and Information Reporting

A holder of the Securities may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides a correct taxpayer identification number (or other proof of an applicable exemption) and otherwise complies with applicable requirements of the backup withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and Nuveen Investments, acting as our agents, sold a portion of the Securities, on the inception date directly to investors and to dealers acting as principals at 100% of their stated principal amount. After the inception date, additional Securities were be offered and sold from time to time, at prevailing prices at the time of sale, through MLPF&S, Nuveen Investments and HSBC Securities (USA) Inc., acting as our agents, to investors and to dealers acting as principals for resale to investors.

After the date hereof, additional Securities will be offered and sold from time to time, at prevailing prices at the time of sale, through HSBC Securities (USA) Inc., acting as our agents, to investors and to dealers acting as principals for resale to investors. We have received and will receive proceeds equal to 100% of the offering price of Securities sold after the inception date. We will deliver Securities against payment therefor on a date that is greater than three business days following the date of sale of any Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

HSBC Securities (USA) Inc. and each dealer in any subsequent distribution are expected to charge normal commissions for the purchase of the Securities.

Broker-dealers may make a market in the Securities, although none of them is obligated to do so and any of them may stop doing so at any time without notice. This prospectus (for the purposes of this section, such term includes this pricing supplement and the accompanying prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a Security covered by this prospectus that they acquire from other holders after the original offering and sale of the Securities, or they may sell a Security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the Securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the Securities and may cover such short positions by borrowing Securities from us or our affiliates or by purchasing Securities from us or our affiliates subject to our obligation to repurchase such Securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of Securities by market participants who cover their short positions with Securities borrowed or acquired from us or our affiliates in the manner described above.

HSBC USA retained MLPF&S and Nuveen Investments, each a FINRA member, to provide certain services relating to the distribution of the Securities prior to the date hereof. MLPF&S and its affiliates will be paid a fee for their services from the investor fee, equal to 0.3425% per annum (which includes the licensing fee described below). HSBC USA also has entered into a license agreement with MLPF&S pursuant to which MLPF&S has licensed HSBC USA to use certain of its intellectual property in connection with the Securities. In connection with this license agreement, MLPF&S will be paid a licensing fee, from the investor fee, equal to 0.15% per annum (which is included in the 0.3425% per annum set forth above).

The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the Securities.

From time to time, MLPF&S and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees.

HSBC Securities (USA) Inc. is our wholly owned subsidiary. Each offering of the Securities will be conducted in compliance with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distributing the securities of an affiliate.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

The acquisition of the Securities by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Securities are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Securities. These exemptions are:

- PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

- PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

- PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

- PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

- PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code may also provide such exemptive relief, if required. Such Sections provide an exemption for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to plans or being an affiliate of such a service provider (the "Service Provider Exemption").

Any purchaser or holder of Securities or any interest therein (and any fiduciary causing such purchaser or holder to acquire or hold such Securities) will be deemed to have represented by the purchase and holding of the Securities that it either (1) is not a plan and is not purchasing the Securities on behalf of or with "plan assets" of any plan or (2) the purchase, holding and disposition (including repurchase by HSBC USA) of the Securities is and will be eligible for the exemptive relief available under any of the PTCEs listed above, the Service Provider Exemption or another applicable exemption. In addition, any purchaser or holder of Securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Securities that its purchase, holding and disposition (including repurchase by HSBC USA) of the Securities will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Securities on behalf of or with "plan assets" of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable. If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in Securities, you should consult your legal counsel.

LEGAL MATTERS

Sidley Austin LLP has acted as special counsel to the agents.

ANNEX A

FORM OF OFFER FOR REPURCHASE

PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER

Dated: _____
      [*insert date*]

HSBC USA Inc. ("HSBC USA")
Email: ETN.Notes.Group@us.hsbc.com

Re: ELEMENTS^{SM} Linked to the S&P Commodity Trends Indicator – Total Return due June 16, 2023
issued by HSBC USA Inc. (the "ELEMENTS")

Ladies and Gentlemen:

The undersigned beneficial owner hereby irrevocably offers to HSBC USA the right to repurchase the ELEMENTS, as described in the Pricing Supplement dated March 22, 2012, (the "Pricing Supplement") in the amounts and on the date set forth below.

Name of beneficial holder: _____
                                              [insert name of beneficial owner]

Stated principal amount of ELEMENTS offered for repurchase (You must offer at least 250,000 ELEMENTS ($2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

_____
[insert principal amount of ELEMENTS offered for repurchase by HSBC USA]

Applicable valuation date: _____, 20___
Applicable repurchase date: _____, 20___
                        [insert a date that is three business days following the applicable valuation date]

Contact Name: _____
              [insert the name of a person or entity to be contacted with respect to this Offer for Repurchase]

Telephone #: _____
           [insert the telephone number at which the contact person or entity can be reached]

My ELEMENTS are held in the following DTC Participant's Account (*the following information is available from the broker through which you hold your ELEMENTS*):

      Name:
      DTC Account Number (and any relevant sub-account):
      Contact Name:
      Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ELEMENTS specified above will not be repurchased unless (i) this Offer for Repurchase, as completed and signed by the DTC Participant through which my ELEMENTS are held (the "DTC Participant"), is delivered to HSBC USA by 5:00 p.m.,

New York City time, on the business day immediately preceding the applicable valuation date, (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the applicable valuation date facing HSBC USA and (iii) the DTC Participant instructs DTC to deliver the DVP trade to HSBC USA as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable repurchase date.

The undersigned acknowledges that HSBC USA will not be responsible for any failure by the DTC Participant through which such undersigned's ELEMENTS are held to fulfill the requirements for repurchase set forth above.

_____

[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ELEMENTS ARE HELD AND DELIVERED TO HSBC USA BY 5:00 P.M., NEW YORK CITY TIME, ON THE BUSINESS DAY IMMEDIATELY PRECEDING THE APPLICABLE VALUATION DATE

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated: _____
     [*insert date*]

HSBC USA Inc. ("HSBC USA")

Re: ELEMENTS^{SM} Linked to the S&P Commodity Trends Indicator – Total Return due June 16, 2023 issued by HSBC USA Inc. (the "ELEMENTS")

Ladies and Gentlemen:

The undersigned holder of ELEMENTS^{SM} Linked to the S&P Commodity Trends Indicator — Total Return due June 16, 2023 issued by HSBC USA Inc., CUSIP No. 4042EP 602 (the "ELEMENTS") hereby irrevocably offers to HSBC USA the right to repurchase, on the Repurchase Date of _____, with respect to the number of the ELEMENTS indicated below as described in the Pricing Supplement dated March 22, 2012 relating to the ELEMENTS (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade, facing HSBC USA (DTC #2393), on the valuation date with respect to the stated principal amount of ELEMENTS specified below at a price per ELEMENT equal to the repurchase value and (ii) deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the repurchase date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

_____

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of ELEMENTS offered for repurchase (You must offer at least 250,000 ELEMENTS ($2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

_____

DTC # (and any relevant sub-account):

_____



ELEMENTS℠
Linked to the
S&P Commodity Trends Indicator – Total Return
due June 16, 2023

PRICING SUPPLEMENT

March 22, 2012

HSBC Securities (USA) Inc.

ELEMENTS℠ and ELEMENTS℠ are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP Number: 4042EP602